ACCELRATE POWER SYSTEMS INC.

#1370, 1140 West Pender Street

Vancouver, BC  V6E 4G1

Tel:  604.688.8656

Fax:  604.688.8654

August 10th, 2005

MANAGEMENT DISCUSSION & ANALYSIS

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the period ended June 30, 2005.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to AccelRate is available on SEDAR at www.sedar.com.

Business Overview

We have developed the unique AccelRateTM technology to speed the generation of energy.  Our flagship product is the AccelRateTM battery charger, which utilizes a charge/discharge algorithm to reduce battery charge times by up to 80% (the “Technology”).  Using our Technology a charger reduces the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

The Technology has been developed and tested for use in applications large and small, from portable devices to power tools, forklifts, golf carts and electric bicycles to electric cars.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  Through agreements in Canada and the United States and associations in Asia and Europe, we are in the first stage of a global marketing campaign.

Pursuant to the terms of the License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic, the inventor and licensor of the Technology, we were granted a license to the Technology for a term of 20 years, continuing on a year to year basis thereafter, pursuant to which we agreed to pay a royalty of 50% of the net profits earned from the Technology.

We subsequently entered into a purchase agreement dated February 5th, 2004 with Mr. Petrovic whereby we acquired Mr. Petrovic’s interest in the 50% of net profits in consideration of 3,000,000 common shares in our capital stock.  The 3,000,000 common shares issued to Mr. Petrovic are subject to voluntary escrow restrictions as follows: (I) 500,000 shares were released from escrow on the date the acquisition was completed, being March 19th, 2004; and (II) an additional 500,000 shares will be released every six months from the completion date of March 19th, 2004, so that all of the shares will be free trading as of September 20th, 2006.  A total of 1,500,000 shares have been released to date.

On December 17th, 2004, we entered into a letter of intent (the “Letter of Intent”) with Hawker Powersource Inc. (“Hawker”), for the manufacturing and marketing of battery chargers throughout North America, incorporating our Technology.

We subsequently announced on April 7th, 2005, that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of lead acid battery chargers incorporating our Technology throughout North America.

As agreed to under the Letter of Intent and subsequent License Agreement, Hawker will manufacture a private label line of chargers for us, to be sold through aftermarket distributors to the vast motorized materials handling industry.

In addition, Hawker will have, for a period of five years, an exclusive license in the lead acid motive power sector to manufacture and sell battery chargers incorporating our Technology throughout North America.

Hawker is the largest brand of industrial lead acid batteries in the world.  Hawker is an Enersys Company.   Enersys Inc. operates 20 manufacturing and/or assembly facilities worldwide with customers in over 100 countries and has approximately 7,000 employees.  Enersys’ shares trade on the New York Stock Exchange (ENS).

We have now introduced our private label line of rapid battery chargers, which offer numerous advantages over the most advanced battery charger technologies.  Benefits include automatic recognition of voltage, battery capacity, battery chemistry and state-of-charge. The latest Insulated Gate Bipolar Transistor (“IGBT”) high-frequency power electronics technology incorporated in our product line allows for a compact and lightweight wall-mountable charger.

Our initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries.  End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

We have appointed Papé Material Handling (“Papé”) as our agent for the sales and distribution of our private label line of rapid battery chargers.

Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell our patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada.  Products incorporating our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.  Papé, headquartered in Eugene, Oregon, is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

We have received our initial order from Papé Material Handling, Inc. (Papé) for 30 AccelRate™ battery chargers.  Retail pricing for our rapid charger product line will range from US $6,300 to US $19,250.

We have also appointed Carney Battery Handling Ltd. (“Carney”) as our agent for the sale and distribution of our private label line of rapid battery chargers in Canada.  Carney is the undisputed battery handling market leader in Canada.  Carney will market, distribute and sell our patented charging products to the material handling industry’s aftermarket throughout Canada.  Products utilizing our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

We have received an initial stocking order from Carney for AccelRate™ Smart Chargers.

We have appointed Accent Marketing Limited (“Accent”) as our investor and public relations advisory firm in Europe.  In addition to their communications competencies, in recent years, Accent has developed particular skills in representing battery-related companies.

In consideration of Accent’s services, we will commit to fees of approximately CDN $75,000 during the one-year contract.  In addition, we will grant to Accent a stock option exercisable for one year from the date of the agreement, to purchase up to 75,000 common shares in our capital stock at a price of CDN$1.50 per share.

Significant Recent Developments

By News Release dated April 7th, 2005, we announced that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of battery chargers incorporating our Technology throughout North America.  Under this agreement, Hawker will manufacture a private label line of chargers for us, to be sold through aftermarket distributors to the vast motorized materials handling industry. In addition, Hawker will also have, for a period of five years, an exclusive license to manufacture and sell battery chargers incorporating our Technology throughout North America.

On April 14th, 2005 we announced the introduction of our private label line of rapid battery chargers.  The initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries. End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

By News Release dated April 19th, 2005 we announced the appointment of Papé Material Handling for the sales and distribution of our private label line of rapid battery chargers.

On April 22nd, 2005 we issued a News Release stating that from 2002 to 2004 we worked with Ferro Magnetics (“FM”) towards forming a strategic alliance.  In December 2004 we terminated those efforts as we were not deriving value from them.  FM asserts that it has a non-exclusive license and a supply agreement with us.  We deny that and, to remove any doubt, have filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with our position that FM has no rights, contractual or otherwise, to use the our Technology and no contract with us.

By News Release dated June 14th, 2005 we subsequently confirmed that FM had filed its statement of defence, in which it says FM did at one time have a license to use the technology, but that we have repudiated that contract and FM has accepted that repudiation.  By taking that position, FM has acknowledged that, whatever may have previously been the case, FM currently has no rights whatsoever to use the our Technology.  FM counterclaimed against us, listing several alternative claims and remedies.  The rather confusing theme of FM’s defence and counterclaim seems to be that, on one hand, FM has suffered damages due to our alleged repudiation of license and supply agreements with FM, and, on the other hand, that FM has suffered damages and should be entitled to rescission of such agreements because we misrepresented the capabilities of our Technology in the first instance.  FM goes on to claim that if there were no agreements with us, then FM should be compensated for costs incurred testing the technology on a “quantum meruit” basis and for our alleged “unjust enrichment” by having “received the benefit” of information from tests carried out by FM.  These claims are presumably made in response to our Statement of Claim, where we said the subject tests were negligently performed by FM in the first instance and have caused loss and damage to us.  Our management finds it difficult to reconcile FM’s confusing and seemingly contradictory claims and remedies.  Management is of the view that FM’s defence and counterclaim have no merit and will address them in the ordinary course.  We will continue to pursue our claims against FM.

By News Release dated May 12th, 2005, we announced the appointment of Carney Battery Handling Ltd. (“Carney”) for the sale and distribution of our private label line of rapid battery chargers in Canada.

On May 19th, 2005 we announced our appointment of Accent Marketing Limited as our investor and public relations advisory firm in Europe.

By News Release dated June 1st, 2005 we announced that we had received our initial order from Papé Material Handling, Inc. (Papé) for 30 AccelRate™ battery chargers.

On June 14th, 2005 we announced that FM had filed its statement of defence and filed a counterclaim against us.

We held our annual meeting of shareholders on June 15th, 2005, where we received over 98% approval on all resolutions set out in our Notice of Meeting to Shareholders. The motions carried included:

1.

The appointment of Ernst & Young, Chartered Accountants, as our auditors for the ensuing year and authorizing the directors to fix the auditor's remuneration.

2.

To set the number of directors at six.

3.

The election of management’s six nominees as set out in the Information Circular, as follows:

Caspar Koch

Reimar Koch

The Honourable Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam

4.

A special resolution altering our Notice of Articles to remove the application of the Pre-Existing Company Provisions prescribed under the Business Corporations Act (British Columbia), altering our authorized share capital to increase it to an unlimited number of common shares without par value, and approving a new form of Articles.

5.

Authorization of an amendment of our 2004 Stock Option Plan (the “Plan”) to increase the maximum number of common shares issuable under the Plan to 4,736,750 common shares.  The effect of the amendment is that the maximum number of common shares which will be available for issuance under the plan will be 20% of the issued and outstanding common shares.  This resolution was approved by the disinterested shareholders.

By News Release dated June 23rd, 2005 we announced that we had released our new Corporate Overview based on our initial success in commercializing our patented high-speed battery charging technology for the industrial market.

On June 28th, 2005 we announced that we had received an order from Mutlu Akü for an AccelRate™ Smart Charger (SC).   Mutlu Akü, the largest manufacturer of batteries in Eastern Europe and the Middle East, has placed its initial order for an AccelRate 350 Ah high-speed battery charger.  Product delivery is scheduled for August 2005, at which time Mutlu Akü will see first-hand the product’s unique attributes.  We will meet with Mutlu Akü at that time to discuss future opportunities between the companies with a goal of advancing our respective global leadership positions.

By News Release dated June 30th, 2005 we announced that we had received an initial stocking order from Carney Battery Handling Ltd. for AccelRate™ Smart Chargers.

Corporate Information

Our Board of Directors is as follows:

Caspar Koch

Reimar Koch

Senator Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam

Our officers are:

Caspar Koch

Chairman of the Board and Chief Financial Officer

Reimar Koch

President and Chief Executive Officer

Debby Harris

Vice-President, Corporate and Market Development

Pierre Gadbois

Vice-President, Motive Power

Donna Moroney

Corporate Secretary

Our current issued and outstanding share capital is 23,863,749 common shares.  Fully diluted, if all of the outstanding stock options to purchase an aggregate of 2,521,071 common shares are exercised and the $256,000 convertible loans and attached warrants are converted to 1,137,778 common shares, we would have an issued and outstanding share capital of 27,522,598 common shares.

Plan of Operation

We are now focused on signing distributor relationships to access multiple markets throughout North America and beyond.  With Papé as our initial distributor, we are now in a position to provide commercial advanced charging products, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.

We will continue to develop relationships with industry leaders interested in pursuing license agreements for our Technology.

Summary of Quarterly Results

Description	June 30, 2005 $	Mar 31 2005 $	Dec 31 2004 $	Sept 30 2004 $	June 30 2004 $	Mar 31 2004 $	Dec 31 2003 $	Sept 30 2003 $
Net Revenues	0	0	0	0	0	0	0	0
Net income or loss
Total	(790,677)	(259,418)	(991,746)	(763,077)	(511,906)	(233,724)	(549,167)	(312,349)
Per share	(0.03)	(0.01)	(0.05)	(0.04)	(0.03)	(0.01)	(0.03)	(0.02)

(1)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.  Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Solvency

As of June 30, 2005, we had cash and cash equivalents of $317,144, compared to $476,299 as at June 30, 2004, representing a decrease of $159,155.  As of June 30, 2005, we had a working capital of $225,942, compared to a working capital of $228,083 for the same period in 2004.

During the three months ended June 30, 2005, we received $216,000 from the exercise of share purchase warrants at $1.45 per share and $37,500 from the exercise of stock options at prices between $0.35 and $1.08 per share.  During the three months ended June 30, 2004, we received $200,000 from a private placement of 160,000 units at a price of $1.25 per unit, $277,450 from the exercise of share purchase warrants at prices between $0.20 and $0.35 per share and $148,750 from the exercise of stock options at prices between $0.245 and $0.42 per share.

Our current cash and cash equivalents are sufficient to meet our cash requirements for the next three months.  Current funds will be used for operational expenses and the ongoing commercialization of our technology, marketing and general and administrative expenses.

Management will be seeking to arrange additional equity financing in the upcoming months by way of private placement(s).  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We expect to generate revenues from our License Agreement with Hawker, and from sales of our private label line of rapid battery chargers by Papé and Carney, although we cannot predict with any accuracy the amount of such revenues.

Results of Operations

We incurred a loss during the three months ended June 30, 2005 of $531,259, compared to a loss of $278,181 for the same period in 2004.  The increased expenses in 2005 were as a result of increased accounting and administration fees, advertising and promotion, legal fees and salaries and benefits as a result of increased staffing.  During the three months ended June 30, 2005, we incurred office and miscellaneous of $30,040 (2004 - $31,780), rent and utilities of $15,164 (2004 $14,540), automobile and travel of $13,048 (2004 - $17,765), amortization of $5,067 (2004 - $5,610) and telephone expenses of $3,945 (2004 - $2,852).  Increased expenses for the three months ended June 30, 2005 related to stock based compensation of $178,632 (2004 – $51,388), salaries and benefits of $107,941 (2004 - $47,610) advertising and promotion of $50,084 (2004 - $2,407), legal fees of $44,977 (2004 - $8,072), accounting and administration fees of $25,100 (2004 - $5,449), listing and filing fees of $15,461 (2004 - $9,521) and interest expense of $8,339 (2004 - $-0-).  These increased costs were offset by reduced consulting fees of $36,705 (2004 - $75,367) and audit fees of $-0- (2004 - $12,500).

We have five full-time employees, with the balance of our services being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Expenses

Expenses in the three months ended June 30, 2005 were $531,259, compared to $284,481 for the three months ended June 30, 2004.  The major expenses incurred were salaries and benefits, stock based compensation, advertising and promotion, legal fees and consulting fees.  Salaries and benefits increased as the result of increased staffing, advertising and promotion fees during the three months ended June 30, 2005 increased primarily due to our new corporate overview and our legal fees increased as a result of our lawsuit against Ferro Magnetics.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next three months of operation, based on the cash on hand as of June 30, 2005.  We expect that we will operate at a loss for the foreseeable future.  We have continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to procure additional licensees, the level of resources devoted to developing and expanding the commercialization of our Technology and our research and development activities.

Repayment of the two loans received from Reimar Koch, our President, on September 18, 2002 and November 5, 2002 in the principal amounts of $200,000 and $56,000 respectively was extended to March 31, 2008.  The loans were originally repayable one year after their respective dates of advance and were convertible during that year at the option of the lender into units comprised of one share and one warrant at the price of $0.25 per unit.  Pursuant to an amending agreement made as of March 31, 2004, Mr. Koch agreed to extend the time for repayment of both loans to March 31, 2008.  The loans will continue to bear interest at the rate of 10% per annum from and after September 18, 2003 and November 5, 2003 respectively; and will be convertible at the option of Mr. Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008.

Transactions with Related Parties

Other than the two loans advanced by our President, Reimar Koch, which loans are convertible into units, as more particularly described in “Liquidity and Capital Resources“ herein, there were no related party transactions for the year ended December 31, 2004.

The following expenses were accrued to directors and senior officers:

	2005	2004

Salaries and benefits	$ -	$ -
Consulting fees	178,068	42,000
Totals	$178,068	$ 42,000

Subsequent Events

By News Release dated July 26th, 2005 we announced the expansion of our distributor network into Mexico by appointing leading distributor Standard Machinery& Supply Company S.A. de C.V.  Standard Machinery, a major materials handling equipment distributor throughout Mexico, will distribute and sell AccelRate™ SC “High-Speed” battery chargers to the industrial aftermarket in Mexico City, Puebla, surrounding areas, and all of the Yucatan peninsula.  Standard Machinery has placed an initial order for an AccelRate™ SC product destined to prove out the technology to some of their larger accounts.